August 12, 2005



Mr. David A. Adamson
President and Chief Executive Officer
Rubicon Minerals Corporation
1540-800 West Pender Street
Vancouver, British Columbia V6C 2V6
Canada

	Re:	Rubicon Minerals Corporation
		Form 20-F for the Year Ended December 31, 2004
Filed March 15, 2005
		File No. 001-31345


Dear Mr. Adamson:

      We have reviewed your Form 20-F for the year ended December
31,
2004 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers referenced below correspond to those utilized in the Form 20-F.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Accounting Comments

Form 20-F for the Year Ended December 31, 2004

Consolidated Financial Statements, page 65

Differences between Canadian and United States Generally Accepted
Accounting Principles, page 86

1. We note you have expensed all deferred property costs, including acquisition and option payments costs. Given the consensus reached in
EITF issue 04-2 Whether Mineral Rights Are Tangible or Intangible Assets, explain to us why you believe that your accounting policy for property acquisition costs is consistent with United States generally accepted accounting principles.

Exhibit 99.1 and 99.2

2. Please revise the certification to be consistent with the language specified in the standard version. Please refer to the Instructions as to the Exhibits, exhibit 12, of Form 20-F.

Engineering Comments

Form 20-F for the Year Ended December 31, 2004

Goldcorp Option Agreement, page 23

3. The fourth paragraph of this section describes sample up to an assay value of 0.37 g/t gold. As a general checklist, when reporting the results of sampling and chemical analyses:

* Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
* Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
* Eliminate all disclosure of the highest values or grades of sample sets.
* Eliminate grades disclosed as "up to" or "as high as."
* Eliminate statements containing grade and/or sample-width ranges.
* Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
* Generally, use tables to improve readability of sample and drilling data.
* Soil samples may be disclosed as a weighted average value over an area.
* Refrain from reporting single soil sample values.
* Convert all ppb quantities to ppm quantities for disclosure.

      Please revise the filing accordingly.

Point Leamington Property, page 31

4. The second paragraph refers to a resource estimate funded TLC ventures. Specify whether these resources are measured, indicated, or inferred. It is very important to clearly distinguish between "Reserves," which have a clearly defined technical, legal, and economic meaning and "Non-reserve" mineralization that may or may never be mined at a profit for various reasons. In addition, within a
"Non-Reserve" section, disclose the measured and indicated resources separately from the inferred resources, using separate tables and narratives. Resources should only be reported as "in place" tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper. The relative quality, reliability, and risk associated with each group of estimates must be clearly distinguished and conveyed to the average non-technical reader.

Before the Measured and Indicated Resource table, insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Measured and
Indicated Resources.

This section uses the terms "measured" and "indicated resources."
We
advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.

U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Before the Inferred Resource table, insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Inferred
Resources.

This section uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an
Inferred Mineral Resource will ever be upgraded to a higher category.
Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

5. Mineral resources must have "reasonable prospects for economic extraction." This means that any reportable "resource" estimates must have been delimited using an economically based cutoff grade to segregate resources from just mineralization. Disclose the cutoff grade used to delimit the tonnage estimates. Also, disclose the analysis and relevant factors that substantiate the cutoff grades used were based on reasonable economic assumptions. The relevant factors must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, operational and capital costs, and reasonable metal prices based on the recent historic three-year average. Or if the resource estimates are not based on economic cutoffs, remove the estimates from the filing.

Investments, page 32

6. It is not clear to us that you describe and locate all the properties of the subsidiary Toquima Minerals Corporation and its subsidiary Fremont Minerals Corporation. No properties from Nevada or
Arizona are listed or described in this filing. Three properties, among others, which may be missing are Leach springs, Yuma King, and
Pine Grove.

Exhibits 4.72, page 96

7. The exhibits listed under footnote number 5 were not uploaded into
Edgar. Please upload the agreement letter to Perry English and remove the technical report attached as exhibits. See paragraph (b)(7) of
Industry Guide 7.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Yong Choi at (202) 551-3758, or April
Sifford,
Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director



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Mr. Adamson
Rubicon Minerals Corporation
August 12, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010